SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d(-2(a)

                              (Amendment No. 9)(1)

                                INTELLICORP, INC.
                                (Name of Issuer)


                          COMMON STOCK, $.001 PAR VALUE
                         (Title of Class of Securities)

                                   45815310300
                                 (CUSIP Number)

                                 Benjamin Raphan
                              Tenzer Greenblatt LLP
                              405 Lexington Avenue
                            New York, New York 10174
                                 (212) 885-5000
   (Name, Address and Telephone Number of Person Authorized to receive Notice and Communications)

                                 March 31, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)


                               (Page 1 of 5 Pages)

-------------------
     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


----------------------                                         -----------------
CUSIP NO. 458153103000                                         Page 2 of 5 Pages
----------------------                                         -----------------

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


     Norman J. Wechsler

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|

                                                                        (b) |X|

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3    SEC USE ONLY



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4    SOURCE OF FUNDS*

     OO
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                     |_|



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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

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                    7    SOLE VOTING POWER

                         3,786,752 (including 1,882,096 shares issuable upon
                         conversion of a convertible note, convertible preferred
  NUMBER OF              stock, exercise of a warrant and exercise of a stock
   SHARES                option of the Issuer)
BENEFICIALLY       -------------------------------------------------------------
  OWNED BY          8    SHARED VOTING POWER
   EACH
 REPORTING               5,000
  PERSON           -------------------------------------------------------------
   WITH             9    SOLE DISPOSITIVE POWER

                         3,786,752 (including 1,882,096 shares issuable upon
                         conversion of a convertible note, convertible preferred
                         stock, exercise of a warrant and exercise of a stock
                         option of the Issuer)
                   -------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         5,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,791,752 (including 1,882,096 shares issuable upon conversion of a convertible note, convertible preferred stock, exercise of a warrant and exercise of a stock option of the Issuer)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     This Amendment No. 9 amends the Schedule 13D dated November 9, 1995 of Norman J. Wechsler, as heretofore amended by Amendment No. 1 thereto dated December 19, 1995, Amendment No. 2 dated January 25, 1996, Amendment No. 3 dated April 19, 1996, Amendment No. 4 dated August 7, 1996, Amendment No. 5 dated September 20, 1996, Amendment No. 6 dated January 10, 1997, Amendment No. 7 dated January 9, 1998 and Amendment 8 dated August 21,, 1998, with respect to the Common Stock, par value $.001 per share ("Common Stock"), issued by Intellicorp, Inc. (the "Issuer"). Except as modified hereby, there has been no change in the information previously reported in Amendment No. 8 to the Schedule 13D dated January 9, 1998 of the Norman J. Wechsler. Wechsler & Co., Inc., together with Norman J. Wechsler, shall hereinafter be the "Reporting Persons."

Item 3. Source and Amount of Funds or Other Consideration.

The source and amount of the funds used by the Reporting Persons to purchase the securities reported in Item 5(c) are as follows:

     Number of Shares           Amount of Funds          Source of Funds
     ----------------           ---------------          ---------------
         433,767                  $620,520.06            Working Capital

Item 5. Interest in Securities of the Issuer.

     (a)-(b) According to information supplied by the Company, there were 16,386,169 shares of Common Stock outstanding on June 30, 1999.

NORMAN J. WECHSLER

     Norman J. Wechsler beneficially owns 3,786,752 shares of Common Stock (20.8% of the issued and outstanding shares of Common Stock), which amount includes (i) 1,032,309 shares of Common Stock beneficially owned by Wechsler & Co., Inc.; (ii) 60,000 shares of Common Stock beneficially owned by Sharon C. Wechsler, Mr. Wechsler's spouse; (iii) 5,000 shares of Common Stock beneficially owned by a trust for the benefit of David Wechsler, the minor son of Mr. Wechsler, of which Mr. Wechsler and his spouse are the trustees (the "Wechsler Trust"); (iv) 26,101 shares of Common Stock beneficially owned by Waco Partners, a New York general partnership ("Waco"), of which Mr. Wechsler is the managing general partner; and (v) 2,668,342 shares of Common Stock owned by Mr. Wechsler, which amount includes 25,000 shares of Common Stock issuable upon exercise of options; 629,032 shares of Common Stock issuable upon conversion of the Issuer's 10% Senior Convertible Note, 758,064 shares of Common Stock issuable upon conversion of the Issuer's Series A Preferred Stock and 470,000 shares of Common Stock issuable upon exercise of a warrant of the Issuer. Mr. Wechsler expressly disclaims beneficial ownership of the 60,000 shares of Common Stock owned by Mr. Wechsler's spouse and the 5,000 shares of Common Stock owned by the Wechsler Trust.

                                Page 3 of 5 Pages

     Mr. Wechsler has the sole power to vote and dispose of all such shares, except for the 5,000 shares beneficially owned by the Wechsler Trust as to which Mr. Wechsler has shared voting and dispositive power.

     (c) During the past 60 days Wechsler & Co., Inc. has effected the following transactions in the shares of Common Stock in open market transactions on
NASDAQ:

                                  COMMON STOCK
                                  ------------
                                     No. of                           Price
Transaction                          Shares                            Per
    Date                            PURCHASED                         Share
--------------                    -------------                       -----
March 30, 1999                       166,667                          $1.50
May 4, 1999                           12,000                          $0.8125
May 5, 1999                           35,100                          $0.8125
June 29, 1999                        220,000                          $1.50


     Other than as set forth above in this Item 5(c), the Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.

     (d) No person, other than the persons named above, has the right to receive or the power to direct receipt of dividends from, or the proceeds of, the sale of the shares of Common Stock.

     (e) It is inapplicable for the purposes herein to state the date on which the Reporting Person ceased to be the owner of more than 5% of the Common Stock.


                                Page 4 of 5 Pages

     The filing of this statement shall not be deemed an admission by the Reporting Person that he owns the securities held by the Wechsler Trust or Sharon C. Wechsler. The Reporting Person expressly disclaims beneficial ownership of all securities held by the Wechsler Trust or Sharon C. Wechsler for any purpose.


                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:  July 22, 1999



                                               /s/ Norman J. Wechsler
                                               -----------------------------
                                               Norman J. Wechsler


                                Page 5 of 5 Pages